                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     TICKETMASTER ONLINE CITYSEARCH, INC.
                               (Name of Issuer)

               Class B Common Stock, Par Value, $0.01 Per Share
                        (Title of Class of Securities)

                                   88633P203
                                (CUSIP Number)

                              Robert A. Eshelman
                    General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 17, 1999
            (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88633P203
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1      Microsoft Corporation
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
        91-1144442
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
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                          SOLE VOTING POWER
                     7
     NUMBER OF            11,500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,500,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,500,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [ ]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
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* The total number of shares of Class B Common Stock includes 35,932,320 shares of Class B Common Stock currently outstanding, and the 4,500,000 shares included in two warrants owned by Microsoft.

Item 1.  Security and Issuer
         -------------------

     This Statement on Schedule 13D (this "Statement") relates to shares of Ticketmaster Online CitySearch ("TMCS") Class B common stock, par value $0.01 per share (the "Class B Common Stock").

Item 2.  Identity and Background
         -----------------------

     This Statement is being filed by Microsoft Corporation, a Washington corporation ("Microsoft"). The principal business address of Microsoft is One Microsoft Way, Redmond, Washington 98052. Microsoft develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business/consumer productivity applications, software development tools and Internet software and technologies.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Microsoft is set forth in Schedule I hereto, which is incorporated herein by reference. With the exception of (i) Bernard P. Vergnes and Michel Lacombe, who are a citizens of France, (ii) Joachim Kempin, who is a citizen of Germany, and (iii) Orlando Ayala Lozano, who is a citizen of Columbia, each person listed in Schedule I hereto is a citizen of the United States.

     (d)-(e) During the last five years, neither Microsoft nor, to the knowledge of Microsoft, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Pursuant to an Agreement and Plan of Merger, dated as of July 19, 1999, a copy of which is incorporated by reference as Exhibit 1, Microsoft received, at closing and by virtue of the merger, 7,000,000 shares of TMCS Class B Common Stock, par value $.01 per share.

     At the closing on September 17, 1999 of the transactions described above, TMCS issued two warrants to Microsoft as consideration for the services provided by Microsoft pursuant to a Distribution and Cross Promotion Agreement between Microsoft and TMCS. Warrant No. 1 entitles Microsoft to purchase up to 1,500,000 shares of TMCS Class B Common Stock at an exercise price of $60 per share. The purchase rights are exercisable at any time during the 5-year period following closing. The amount of shares purchasable pursuant to Warrant No. 1 will be adjusted to reflect any stock split, stock dividend, recapitalization, or other event that would dilute Microsoft's interest in the absence of adjustment. The terms of Warrant No. 1 permit cashless exercise after the 18-month anniversary of closing. Microsoft is restricted from selling or otherwise disposing of shares issuable pursuant to Warrant No. 1 for 180 days following closing, but may engage in hedging transactions with respect to the warrant shares.

     Warrant No. 2 entitles Microsoft to purchase up to 3,000,000 shares of TMCS Class B Common Stock. The warrant is exercisable at any time between closing and the 5-year anniversary thereof, at an initial strike price of $30 per share. The exercise price decreases, however, by $1/16 for each increment of $1/16 by which the fair market value of TMCS Class B Common Stock exceeds $30. The exercise price cannot be reduced below $1/16. To illustrate, if, on the date of exercise, TMCS Class B Common Stock is trading at $40, the strike price will be $20. If TMCS Class B Common Stock is trading at $59 15/16 or higher, the strike price will be $1/16. The amount of shares purchasable pursuant to Warrant No. 2 will be adjusted in accordance with any stock split, stock dividend, recapitalization, or other event having a diluting effect on Microsoft's interest. The terms of Warrant No. 2 permit cashless exercise after the 18-month anniversary of closing. Microsoft is restricted from selling or otherwise disposing of shares issuable pursuant to Warrant No. 2 for 180 days following closing, but may engage in hedging transactions with respect to the warrant shares.

Item 4. Purpose of the Transaction
        --------------------------

     (a)-(j) On July 19, 1999, Microsoft Corporation, a Washington corporation ("Microsoft"), Ticketmaster Online-CitySearch, Inc, a Delaware corporation ("TMCS"), Sidewalk.com, Inc., a Nevada corporation and wholly-owned subsidiary of Microsoft ("Sidewalk"), and Ticketmaster Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of TMCS ("Sub") entered into an Agreement and Plan of Merger ("Merger Agreement"), a copy of which is incorporated by reference as Exhibit 1.

     Pursuant to the Merger Agreement, Sub was merged with and into Sidewalk and the separate corporate existence of Sub ceased on September 17, 1999. As a result of the Merger, TMCS owns 100% of the Sidewalk outstanding stock. All outstanding shares of Sidewalk common stock prior to the Merger were by virtue of the Merger converted into and became 7,000,000 shares of TMCS Class B Common Stock (the "Merger Consideration").

     Microsoft and TMCS also entered into a Distribution and Cross Promotion Agreement in consideration of which TMCS issued two warrants entitling Microsoft to acquire 4,500,000 additional shares of TMCS common stock.

     The foregoing summaries of the Merger Agreement, Warrant No. 1, and Warrant No. 2 do not purport to be complete and are qualified in their entirety by reference to the text of such agreements included as Exhibits 1, 2, 3, respectively.

     Except as set forth in this statement, the Merger Agreement, Warrant No. 1, and Warrant No. 2, neither Microsoft nor, to the best of Microsoft's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a)-(b) By reason of the Merger Agreement, Microsoft may be deemed to have beneficial ownership of, and sole dispositive power with respect to, the 7,000,000 shares of TMCS Class B Common Stock granted to Microsoft in the Merger Agreement, and the two warrants for 4,500,000 additional shares of TMCS Class B Common Stock granted to Microsoft pursuant to the Distribution Agreement. Based on the number of shares of TMCS Class B Common Stock outstanding, Microsoft may be deemed to beneficially own approximately 28.4% of the Class B Common Stock outstanding, including the potential exercise of the two warrants totalling 4,500,000 shares of Class B Common Stock. Both warrants provide for the exercise of purchase rights at any time during a five-year period following the closing of the Merger.

     Microsoft currently has the right to vote 7,000,000 shares of TMCS Class B Common Stock, representing 19.5% of the class, and upon the exercise of the two warrants for an additional 4,500,000 class B shares, Microsoft would have the right to vote 11,500,000 shares, representing 28.4% of the TMCS Class B Shares. Shares of TMCS Class B Common Stock are voted as a group with shares of TMCS Class A Common Stock. Each share of Class A Common Stock is entitled to ten votes per share, while each share of Class B Common Stock is entitled to one vote per share. TMCS' most recent Form 10-K, dated as of December 31, 1999, stated that there were 49,664,907 Class A Common Shares outstanding, and 35,932,320 Class B Common Shares outstanding. Microsoft owns no Class A shares, and would have approximately 2.14% of the combined vote of TMCS Class A and B Common Stock, if both warrants were exercised.

     The amount listed on item 11 of Schedule 13D as beneficially owned is the sum of (i) the 7,000,000 shares obtained upon close of the Merger and (ii) the 4,500,000 shares which may be obtained at any time upon exercise of the purchase rights.

     (c) Except as described herein, neither Microsoft nor, to the best of Microsoft's knowledge, any of the individuals named in schedule I hereto, has effected any transaction in TMCS stock during the past 60 days.

     (d) Ownership of Class B Common Stock by Officers and Directors. To the best of Microsoft's knowledge, none of Microsoft's executive officers or directors is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of TMCS other than the following:

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Neither Microsoft or, to the best of Microsoft's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TMCS, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits
        --------------------------------

     Exhibit 1 Agreement and Plan of Merger, dated as of July 19, 1999, between Microsoft and TMCS (incorporated by reference to Exhibit 2.7 from TMCS' quarterly report on Form 10-Q for the quarter ended June 30, 1999 (the "1999 Second Quarter 10-Q by TMCS")).

     Exhibit 2 Class B Common Stock Purchase Warrant of TMCS (Warrant No. 1 for 1,500,000 shares), dated as of September 17, 1999 (incorporated by reference to Exhibit 4.3 from the 1999 Second Quarter 10-Q by
                TMCS).

     Exhibit 3 Class B Common Stock Purchase Warrant of TMCS (Warrant No. 2 for 3,000,000 shares), dated as of September 17, 1999 (incorporated by reference to Exhibit 4.2 from the 1999 Second Quarter 10-Q by
                TMCS).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     March 31, 2000

                                    MICROSOFT CORPORATION


                                    By: /s/ Robert A. Eshelman
                                        ----------------------------------------
                                        Robert A. Eshelman, General Counsel,
                                        Finance and Operations; Assistant
                                        Secretary

                                   SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             MICROSOFT CORPORATION

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Microsoft Corporation ("Microsoft") is set forth below. With the exception of (i) Bernard P. Vergnes and Michel Lacombe, who are citizens of France, (ii) Joachim Kempin, who is a citizen of Germany, and (iii) Orlando Ayala Lozano, who is a citizen of Columbia, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

            Directors                                           Title\Occupation
-------------------------------------------------------------------------------------------------------------
William H. Gates                    Chairman of the Board; Chief Software Architect, Microsoft Corporation
Paul G. Allen                       Chairman of the Board, Vulcan Northwest Inc.
Steven A. Ballmer                   President & Chief Executive Officer, Microsoft Corporation
Richard A. Hackborn                 Chairman of the Board, Hewlett-Packard Company
Ann McLaughlin                      Chairman, The Aspen Institute
David F. Marquardt                  General Partner, August Capital and Technology Venture Investors
Wm. G. Reed, Jr.                    Chairman of the Board, Simpson Investment Company (retired)
Jon A. Shirley                      President and Chief Operating Officer, Microsoft Corporation (retired)

Executive Officer                                                    Title
-------------------------------------------------------------------------------------------------------------
William H. Gates                    Chairman of the Board; Chief Software Architect, Microsoft Corporation
Steven A. Ballmer                   President; Chief Executive Officer
Robert J. Herbold                   Executive Vice President; Chief Operating Officer
Paul A. Maritz                      Group Vice President, Developer
Jeffrey S. Raikes                   Group Vice President, Sales and Support
James E. Allchin                    Senior Vice President, Platforms
Orlando Ayala Lozano                Senior Vice President, South Pacific and Americas
Joachim Kempin                      Senior Vice President, OEM Sales
Michel Lacombe                      Senior Vice President; President, Microsoft Europe, Middle East, and
                                    Africa
John G. Connors                     Senior Vice President, Finance and Administration; Chief Financial
                                    Officer
Robert L. Muglia                    Senior Vice President, Business Productivity
Craig Mundie                        Senior Vice President, Consumer Strategy
William H. Neukom                   Executive Vice President, Law and Corporate Affairs; General Counsel,
                                    Secretary
Bernard P. Vergnes                  Senior Vice President; Chairman, Microsoft Europe, Middle East, and
                                    Africa

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